Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-08

and 333-152394-10 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 21, 2010)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2010. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 21, 2010, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

October 26, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – October 22, 2010

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
Delaware	333-147828-08	20-8650498
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code        (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Nigel S. Wright, director of Hawker Beechcraft, Inc., the owner of Hawker Beechcraft Acquisition Company, LLC (the “Company”), informed the Company that his resignation as a director of Hawker Beechcraft, Inc. is effective October 22, 2010. His resignation is not the result of a disagreement with the Company.

Effective October 22, 2010, a majority of the shareholders of Hawker Beechcraft, Inc. elected Seth M. Mersky, 51, as a director to fill the vacancy created by Nigel Wright’s resignation. He also will serve as Chairman of the Hawker Beechcraft, Inc. Compensation Committee. Mr. Merksy joined Onex Corporation in 1997, and is currently a Managing Director of Onex Corporation. Mr. Mersky is also a director of Sitel Worldwide, Gates Corporation and Allison Transmission, Inc. Prior to joining Onex, Mr. Mersky served as Senior Vice President, Corporate Banking, for Bank of Nova Scotia.

Under the Amended and Restated Shareholders’ Agreement, as amended, dated as of May 3, 2007, by and among Hawker Beechcraft, Inc., Onex Partners II LP and several of its affiliates (the “Onex Entities”), GS Capital Partners VI Fund, L.P. and several of its affiliates and the Management Shareholders, the Board of Directors will consist of eight directors, including two directors designated by the Onex Entities. Mr. Wright was one of two directors designated by the Onex Entities. Mr. Mersky will serve as a director designated by the Onex Entities. Upon Mr. Wright’s resignation and Mr. Mersky’s election, two directors designated by the Onex Entities serve on the Board of Directors.

The Onex Entities own approximately 49% of the issued and outstanding common stock of Hawker Beechcraft, Inc. Affiliates of Onex Partners II LP currently own a controlling interest in Spirit AeroSystems Holdings, Inc. (“Spirit”), one of our suppliers. Spirit supplies certain components for aircraft manufactured by Hawker Beechcraft Corporation, the principal operating subsidiary of Hawker Beechcraft, Inc.

The Company was advised that, following December 31, 2009, an entity affiliated with Goldman Sachs & Co. and Onex Partners II LP completed open-market purchases of $152.8 million of its outstanding senior notes and senior subordinated notes as of February 25, 2010. The debt acquired by such entity has not been retired and the Company continues to pay interest in accordance with the terms of the debt.

The Company is party to a management services arrangement with the investment managers of GS Capital Partners VI, L.P., and its related funds, and of Onex Partners II LP, respectively. Under the arrangement, the Company pays these parties an annual aggregate fee of $2.0 million, plus reasonable out-of-pocket expenses, as compensation for various advisory services. This fee is shared equally by the two sets of investment managers. The Company also agreed to indemnify these parties and their affiliates for liabilities arising from their actions under the management services arrangement.

Directors such as Mr. Mersky who are also employees of the Onex Entities, or their respective affiliates, receive no additional compensation for serving as directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/S/ SIDNEY E. ANDERSON
Sidney E. Anderson, Vice President and Chief Financial Officer

HAWKER BEECHCRAFT NOTES COMPANY

/S/ SIDNEY E. ANDERSON
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: October 26, 2010

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